EXHIBIT 99.1

Competition Bureau approves HEXO Corp/Newstrike Brands Ltd. Deal

GATINEAU, Quebec and OAKVILLE, Ontario, May 09, 2019 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO") (TSX: HEXO; NYSE-A: HEXO) and Newstrike Brands Ltd. ("Newstrike") (TSX-V: HIP) are pleased to announce that they have received regulatory approval from the Canadian Competition Bureau by way of a no-action letter under the Competition Act (Canada) indicating that it does not intend to challenge the proposed arrangement between HEXO and Newstrike, whereby HEXO intends to acquire all of the issued and outstanding common shares of Newstrike by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Transaction”). Receipt of the letter satisfies a key condition of the Transaction.

HEXO and Newstrike announced that they had entered into a definitive arrangement agreement with respect to the Transaction in March. The Transaction has already been unanimously approved by the board of directors of each of HEXO and Newstrike. In April, the companies announced that HEXO has entered into irrevocable hard voting support agreements with shareholders of Newstrike representing in aggregate approximately 38.3% of Newstrike's issued and outstanding common shares.

The Transaction remains subject to customary closing conditions, including approval by Newstrike shareholders at Newstrike’s Annual and Special Meeting on May 17, 2019, and final court approval. Subject to satisfaction of these closing conditions, the Transaction is expected to close by May 24, 2019.  Newstrike’s board of directors has recommended that its shareholders vote in favour of the Transaction.

For further information, please contact:

HEXO:	Newstrike:

Investor Relations: Jennifer Smith 1-866-438-8429 invest@hexo.com	Investor Relations: 1-877-541-9151 ir@newstrike.ca

Media Relations: Caroline Milliard 819-317-0526 media@hexo.com	Media Relations: PM Rendon 365-773-5432 prendon@up.ca

Director: Adam Miron 819-639-5498	Director: Jay Wilgar, CEO, Newstrike 905-844-8866

About HEXO
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and a has foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

About Newstrike and Up Cannabis
Newstrike is the parent company of Up Cannabis Inc., a licensed producer of cannabis that is licensed to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up Cannabis and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, is developing a diverse network of high quality cannabis brands. For more information, visit http://www.up.ca  or http://www.newstrike.ca

Forward-Looking Information
This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of HEXO and/or Newstrike to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "forecasts", "projections", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion of the Transaction and the timing for its completion; the satisfaction of closing conditions which include, without limitation (i) required Newstrike shareholder approval, (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act, (iv) certain termination rights available to the parties under the Arrangement Agreement, (v) HEXO obtaining the necessary approvals from the TSX and the NYSE American for the listing of its common shares in connection with the Transaction (vi). Newstrike receiving approval for the delisting of its shares on the TSX-V and (vii) other closing conditions, including compliance by HEXO and Newstrike with various covenants contained in the Arrangement Agreement; statements with respect to the effect of the Transaction on HEXO and its strategy going forward; statements with respect to the anticipated benefits associated with the acquisition of Newstrike; and HEXO’s financial outlook for estimated net and gross revenues from the sale of cannabis in Canada for fiscal 2020.

Forward-looking statements are based on certain assumptions regarding HEXO and Newstrike, including the completion of the Transaction, anticipated benefits from the Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While HEXO and Newstrike consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date.

Newstrike does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and Newstrike which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 25, 2018, Newstrike’s Annual Information Form dated May 30, 2018 and the most recent management’s discussion and analysis filed by each of HEXO and Newstrike.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. HEXO and Newstrike disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both HEXO and Newstrike have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.